Southern First Bancshares, Inc.

6 Verdae Boulevard

Greenville, SC 29607

February 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Robert Arzonetti

Re:	Southern First Bancshares, Inc.

Registration Statement on Form S-3

File No. 333-293279

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m., Eastern Time, on Friday, February 13, 2026, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, Brittany M. McIntosh of Nelson Mullins Riley & Scarborough LLP, by email at brittany.mcintosh@nelsonmullins.com or by telephone at (864) 373-2326.

Very truly yours,

/s/ Christian J. Zych
Christian J. Zych
Chief Financial Officer